

SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

SG-CC : MJT

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)



SUPPL

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Brussels, December 13», 2002

02 DEC 23 AM 11:34

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

1/2/03

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

82 - 2691



PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

Embargo: December 13, 2002 at 8:30 AM (Brussels time)

SOLVAY WRAPS UP ACQUISITION OF AUSIMONT; COMPLIES WITH EUROPEAN COMMISSION REQUESTS

Degussa acquires Ausimont's H_2O_2 and Persalts activities in Bussi (Italy)

Solvay and Degussa reached an agreement whereby Degussa will acquire the H_2O_2 and Persalts activities of Ausimont, a 100% Solvay subsidiary, in Bussi, Italy.

The transaction announced today was initiated in response to the regulatory authorities' divestiture requests which arose from Solvay's acquisition of Ausimont earlier this year. More specifically, in April 2002, the European Commission requested Solvay to sell:

- Ausimont's persalts business in Bussi, which includes a 50% shareholding in MedAvox, a joint venture with Degussa; and
- Ausimont's hydrogen peroxide activities in Bussi.

The European and United States competition authorities had also requested Solvay to divest its polyvinylidene fluoride (PVDF) activities in Decatur (United States, Alabama). The sale of these activities to Dyneon was announced last August (see press release of August 27, 2002).

These divestments, which will become effective after final approval by the competition authorities, mark the successful conclusion of Solvay's acquisition of Ausimont, which was the largest transaction in the Group's history – and from which Solvay has emerged as a global leader in fluorinated specialties.

The financial terms of the sale of H_2O_2 and Persalts activities to Degussa will not be disclosed.

Degussa intends to merge these activities into the MedAvox structure, which will consequently be a 100% Degussa subsidiary with an annual turnover of EUR 50 million and 100 employees.

Ausimont's H_2O_2 production activities in Bitterfeld (Germany) are not affected by this transaction and will stay within the Solvay Group. The Bitterfeld facility, which has an annual production capacity of 50 kilotons, is contributing to the development of Solvay's activities on the growing H_2O_2 market in Central and Eastern Europe.

Upon completion of the transaction with Degussa, Solvay will remain a global leader on the H_2O_2 and Persalts markets.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 31,400 people in 50 countries. In 2001 its consolidated sales amounted to EUR 8.7 billion generated by its four sectors of activity: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

With sales of EUR12.9 billion and a workforce of some 53,400, **DEGUSSA** is Germany's third-largest chemical company and world market leader in specialty chemicals. In fiscal 2001, the corporation generated operating profits (EBITA) of more than EUR1 billion.

For further information please contact :
Martial Tardy
SOLVAY S.A. Headquarters
Tel: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com

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PRESS RELEASE

82 - 2631

Press contact Tel. : 32/2/509 72 30
Investor Relations Tel. : 32/2/509 60 16
e.mail : investor.relations@solvay.com

Internet : http://www.solvay.com

Embargo : December 13, 2002 at 8 AM

SOLVAY GROUP - INTERIM DIVIDEND

Solvay S.A's. Board of Directors decided at their meeting on December 12, 2002 to distribute on January 9, 2003 a net interim dividend of EUR 0.70 per share for the 2002 financial year, i.e. unchanged compared to the interim dividend for the 2001 financial year.

This interim dividend will be paid on account of the total dividend for 2002 that will be announced by the Board of Directors on March 27, 2003.

***

Preliminary results for 2002 will be announced on February 11, 2003.

***

Ce communiqué de presse est également disponible en français
Dit persbericht is ook in het Nederlands beschikbaar

82-2691


SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

Embargo : December 3, 2002 at 8:30 AM (Brussels time)

CETRORELIX POISED TO SWELL SOLVAY PHARMACEUTICALS PORTFOLIO

GnRH antagonist licensed from biopharma company Zentaris

Solvay Pharmaceuticals has acquired the exclusive worldwide rights (excluding Japan) to cetrorelix for the treatment of endometriosis and uterine fibroids in women, and benign prostatic hypertrophy in men. Cetrorelix is a gonadotrophin releasing hormone antagonist (GnRH antagonist). Its effect is to inhibit the release of sex hormones, and this reduction in sex hormone levels may be beneficial in the indications under study. Phase II clinical programs in the three indications are currently underway at ZENTARIS, a German biopharma company.

Cetrorelix has the potential to swell our portfolio with new indications for which there are considerable clinical needs. Both patients and their doctors want new and better treatments for the indications currently under investigation. Solvay Pharmaceuticals is already present on the women's health market with products such as Estratest® and Prometrium® being important brands in the USA, as well as Duphaston®, Femoston® and Presomen®. In men's health Androgel® is the leading male hormone replacement product in the USA.

In the USA, EU and other regions cetrorelix is already successfully used in in-vitro fertilization, where it is marketed as a separate product in a different formulation and dosing as part of another co-operation,. The active ingredient of cetrorelix is a decapeptide manufactured by Peptisyntha, a Brussels, Belgium company fully owned by SOLVAY.

SOLVAY PHARMACEUTICALS is the pharmaceutical activities arm of SOLVAY. Apart from women's and men's health it is active in carefully selected indications within the fields of cardiovascular, gastroenterological and mental health. It employs more than 7000 people and in 2001 it had a turnover of some EUR 1.8 billion .

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs about 31,400 in 50 countries. In 2001 its consolidated sales amounted to EUR 8.7 billion, generated by its four sectors of activity: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed in the Euronext 100 index of top European companies. For further information please consult: www.solvay.com and www.solvaypharmaceuticals.com.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

ZENTARIS AG
Matthias Seeber
Business Development
Telephone: +49 (0) 69/42602 3425
E-mail: : matthias.seeber@zentaris.de
Internet: www.zentaris.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

82- 2691



PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

November 28, 2002 - Embargo: 12:00 AM (Brussels Time)

SOLVAY SOLEXIS : BIRTH OF A GLOBAL LEADER IN FLUORINATED MATERIALS

The Solvay Group is merging its fluoropolymers activities with those of Ausimont into a new company, which will be officially launched under the name SOLVAY SOLEXIS on January 1, 2003. This new company will be one of the world leaders for the production and marketing of fluorinated materials used for technologically advanced applications.

The EUR 1.3 billion acquisition of Ausimont, completed in May 2002, was the largest operation in Solvay's history, lifting the Group to the rank of second-largest producer of fluorinated specialties in the world.

SOLVAY SOLEXIS, whose headquarters will be located in Bollate (Italy), will be headed by Chief Executive Officers Bernard de Laguiche and Carlo Cogliati. The company will generate a turnover of approximately EUR 600 million with 1,800 employees, including 250 researchers. It will operate production sites and commercial branches in 5 countries: Bollate, Bussi, Porto Marghera and Spinetta Marengo in Italy; Thorofare (NJ), Marshallton (DE), Belle Mead (NJ) and Orange (TX) in the United States; Tavaux in France, Tokyo in Japan and San Paulo in Brazil. Its global market coverage will be supplemented by an extensive network of agents and distributors as well as by the Solvay group's commercial structure.

SOLVAY SOLEXIS' activities are focused on a wide range of markets and applications including automotive, aerospace, electronics and semiconductors, telecommunications, construction and cosmetics. The company's strategy aims at the development of the fluoropolymers, fluoroelastomers and fluorinated fluids businesses.

An illustration of this strategy is the recent inauguration of the new Tecnoflon® fluoroelastomers production plant at Thorofare (USA) with an investment of some USD 20 million, and the development of Fluorolink® functional fluids capable of improving product surface characteristics in many industrial sectors such as the treatment of leather, ceramics and paper. The latter application has recently won the approval of the United States Food & Drug Administration for food contact.

The company will keep all previously commercial trade names used by Solvay and Ausimont.

The SOLEXIS designation conveys the concepts of "solutions" and "excellence in science" - it asserts the identity of a multitalented company able to provide customers with innovative solutions thanks to strong resources in advanced technology and science.

"This is the most important investment in the history of Solvay," said Bernard de Laguiche – SOLVAY SOLEXIS Chief Executive Officer and member of Solvay's Executive Committee, "two cultures are merging, the respective winning points are reinforcing the new company, which emerges with a strong orientation towards research and development activities to meet the market needs".

SOLVAY SOLEXIS Chief Executive Officer Carlo Cogliati indicated that "the exploitation of internal synergies in the Solvay group through the vertical integration and cross-fertilization will give further energy for the Fluoromaterials Business growth".

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 31,400 people in 50 countries. In 2001 its consolidated sales amounted to EUR 8.7 billion generated by its four sectors of activity: Chemicals, Pharmaceuticals, Plastics and Processing . Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

****

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com

Fabio Novelli
Responsabile Relazioni Esterne
Comunicazione Solvay Italia
Tel: ++49 02 2909 2267
E-mail: milano.comunicazione@solvay.com

This press release is available in English only



PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

November 12, 2002 - FOR IMMEDIATE RELEASE

SOLVAY INTEROX TO MEET INCREASED SODIUM PERCARBONATE DEMAND WITH NEW CAPACITY IN NORTH AMERICA

Solvay Interox, Inc. will add 50 kilotons of sodium percarbonate (PCS) capacity at its Deer Park, Texas manufacturing site. Construction will begin immediately with commissioning scheduled by end 2003. Solvay Interox currently produces both sodium percarbonate and hydrogen peroxide at the Deer Park facility.

"The acceptance of PCS as a general purpose cleaning and bleaching agent in household cleaning products has significantly increased the North American market for PCS," says Gary Hall, President, Solvay Interox. "With over 20 years experience manufacturing peroxygen products in North America, the new PCS plant will allow us to continue to meet the rapidly growing needs of our customers."

Solvay is basic in both primary raw materials used to manufacture PCS. **Solvay Interox, Inc.** is headquartered in Houston, TX and manufactures hydrogen peroxide at production plants in Deer Park, TX and Longview, WA. Solvay Minerals, Inc. also headquartered in Houston, produces soda ash at Green River, WY.

The Solvay Interox companies are the world's leading producers of hydrogen peroxide and its derivatives, with production units worldwide. Solvay Interox, Inc. is wholly owned by Solvay America, Inc. and is a member of the worldwide Solvay Group of chemical and pharmaceutical companies.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 31,400 people in 50 countries. In 2001 its consolidated sales amounted to EUR 8.7 billion generated by its four sectors of activity: Chemicals, Pharmaceuticals, Plastics and Processing . Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

****

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com

Robert Monsen
SOLVAY INTEROX Inc.
Tel: ++1 713 525 6508
E-mail : robert.monsen@solvay.com

This press release is available in English only

82-2691



PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

Embargo: August 27, 2002 at 3:00 pm (Brussels time)

SOLVAY IN AGREEMENT WITH DYNEON TO SELL SOLVAY FLUOROPOLYMERS, INC. IN DECATUR (USA)

Sale of PVDF activities taken to comply with conditions set by competition authorities for Ausimont acquisition

Solvay America, Inc. and Dyneon LLC (a wholly-owned subsidiary of 3M) have entered into a binding letter of intent for the sale of the North America - based Solvay Fluoropolymers, Inc. to Dyneon, subject to final regulatory approvals.

The financial details of the transaction will not be released.

Solvay Fluoropolymers sells a line of polyvinylidene fluoride (PVDF) homopolymers and copolymers and has manufacturing facilities in Decatur, Alabama. Those facilities include a 50% interest in Alventia LLC, a joint venture with Dyneon that produces VF2 – a building block of PVDF. The PVDF facility began operations during the 4th quarter of 2000. The transaction would involve the transfer of the company's employees to Dyneon.

PVDF materials are used primarily in the wire/cable and chemical processing industries.

The pending transaction reflects Dyneon's interest in growing its fluoropolymers business. Jim Gregory, President, Dyneon LLC, said, "The acquisition is a tangible demonstration of our commitment to the fluoropolymer industry. It sends a strong message that Dyneon is investing in the future, is prepared to provide global leadership in this industry."

The transaction was initiated in response to divestiture orders of U.S. and European regulatory authorities which arose from Solvay S.A.'s acquisition of Ausimont S.p.A. earlier this year. If approved by relevant regulatory authorities, the sale of Solvay Fluoropolymers, Inc. to Dyneon LLC is anticipated to close before the end of 2002.

The acquisition of Ausimont, after the divestiture of Solvay's Decatur facilities , approximately doubles the size of the Solvay Group's fluorospecialties business while expanding its product portfolio.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 31,400 people in 50 countries. In 2001 its consolidated sales amounted to EUR 8.7 billion generated by its four sectors of activity: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

SOLVAY AMERICA, INC. is the U.S. holding company for most of the North American subsidiaries of the worldwide Solvay Group.

DYNEON LLC, a wholly-owned subsidiary of 3M, headquartered in Oakdale, Minnesota, USA, is one of the world's leading fluoropolymer producers with operations or representation in more than 50 countries.

3M is a $16 billion diversified technology company with leading positions in health care, safety, electronics, telecommunications, industrial, consumer and office, and other markets. Headquartered in St. Paul, Minnesota, USA, the company has operations in more than 60 countries and serves customers in nearly 200 countries. 3M, which marks its 100th anniversary this year, is one of the 30 stocks that make up the Dow Jones Industrial Average and also is a component of the Standard & Poor's 500 Index. For more information about 3M, go to www.3M.com.

For further information please contact :

Martial Tardy
SOLVAY S.A. Headquarters
Tel: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com

Kathy Keene
Solvay America, Inc.
Tel: ++ 1 713/525-6073
E-mail: kathy.keene@solvay.com

Donna Fleming
3M
Tel: ++1 651/736-7646
E-mail: dlfleming@mmm.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar